STASH CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

December 31, 2017

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69908

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/23/2017 AND ENDING 12/31/2017
                                 MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stash Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 West 22nd Street, 12th Floor
(No. and Street)

New York   NY   10010
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brandon Krieg   (917) 287-5592
                                          (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
                    (Name -- if individual, state last, first, middle name)

5 Times Square   New York   NY   10036
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Brandon Krieg _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Stash Capital LLC _____ , as of _____ December 31, 2017 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.



_____
Signature

_____
CEO
Title



Notary Public

ALISON S. TUREN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 6/20/2021

Sworn to and subscribed
before me this
26 day of February 20 18

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi
- ☐ (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STASH CAPITAL LLC

Page(s)



EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
Stash Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stash Capital LLC (the "Company") as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2017.

February 26, 2018

A member firm of Ernst & Young Global Limited

STASH CAPITAL LLC
Statement of Financial Condition
As of December 31, 2017

Assets

Cash	$	345,303
Due from affiliate		33,506
Prepaid expense		24,391
Total assets	$	403,200

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	41,042
Total liabilities		41,042
Member's equity		362,158
Total liabilities and member's equity	$	403,200

The accompanying notes are an integral part of this financial statement.

1. Organization

Stash Capital LLC ("the Company") is a limited liability company established in the state of Delaware on January 23, 2017. On August 17, 2017 the Company was granted membership by the Financial Industry Regulatory Authority ("FINRA"). On August 29, 2017, the Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is a wholly owned subsidiary of Stash Financial Inc. (formerly known as Collective Returns Inc.) ("Parent"). The Company was approved to conduct the following types of businesses: broker or dealer retailing corporate equity securities over-the-counter, non-exchange member arranging for transactions in listed securities by exchange member, trading securities for own account, and broker or dealer selling exchange-traded funds. The Company is not actively engaged with any of those activities during the period.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

The following is a summary of the significant accounting policies followed by the Company.

Cash

Cash consists of cash in a bank, held at one financial institution which at times may exceed federally insured limits.

Income Taxes

The Company is a single member limited liability company and, as such, is disregarded for federal, state and local income tax purposes. Pursuant to a tax sharing arrangement between Parent and the Company, all tax effects of the Company's income or loss are passed through to the Parent. In addition, the Company is not liable for any material limited liability company taxes at the entity level. Therefore, no provision or liability for federal, state and local income taxes is included in this financial statement. Parent, as the taxpayer of record, is responsible for payment of taxes to federal, state and local taxing authorities.

3. Related Parties

On July 26, 2017, the Company and the Parent entered into an Administrative Services Agreement (the "ASA").

In accordance with the ASA, the Company is allocated expenses, on a monthly basis, for overhead, salaries and related expenses. Additionally, under the ASA the Parent shall compensate the Company, on a monthly basis, in an amount equal to one hundred and ten percent (110%) of the operating costs of the Company. The ASA allows for these payments to be offset, and the remaining balance to be settled quarterly.

A receivable balance of $33,506 is included as Due from affiliate on the accompanying statement of financial condition.

4. **Indemnification**

ASC Topic 460, "Guarantees" requires the disclosure of the Company's representations and warranties which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as claims may be unasserted. However, based on its experience, the Company expects the risk of loss to be remote.

5. **Member's Equity**

For the period from January 23, 2017 to December 31, 2017, the Company received $325,000 in capital contributions from the Parent. The Parent cannot withdraw the capital contribution for one year from the date of the contribution. As of the date of its issuance, the Parent has not withdrawn any capital contributions.

6. **Fair Value of Financial Instruments**

GAAP requires disclosure of fair value information about financial instruments that are not measured at fair value through earnings on a recurring basis in the financial statement, for which it is practical to estimate the value. The carrying value of cash approximates fair value and has level 1 fair value hierarchy.

7. **Regulatory Requirements**

As a registered broker-dealer, Stash Capital LLC is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year and then 15 to 1 thereafter. At December 31, 2017, net capital of $304,261, exceeded the required net capital minimum of $100,000 by $204,261. The Company's net capital ratio was .14 to 1.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

8. **Subsequent Events**

The Company has evaluated subsequent events through the date of issuance of this financial statement. On February 22, 2018 the Company executed a fully disclosed clearing agreement with Apex Clearing Corporation. On February 23, 2018 the Company opened a clearing account at Apex Clearing Corporation, which was funded via a capital contribution by the Parent in the amount of $250,000.